Exhibit 4.2

Subscription material	April 16, 2004

Remedium Oy

Directed Stock Options issue

Subscription Period: April 19, 2004 – April 30, 2004

The Extraordinary General Meeting of Remedium Oy (the “Company”) decided to issue Stock Options (the “Issue”). The stock options (the “Stock Options”) to be issued are offered for subscription by the personnel. The Issue forms part of the Company’s employee incentive scheme in order to increase commitment and work motivation.

Detailed terms and conditions of the Issue (the “Terms and Conditions”) are included in this subscription material.

The total number of Stock Options to be issued shall be a minimum of one (1) and a maximum of seven hundred and twenty (720). Each Stock Option entitles to subscribe for one share. The issued Stock Options entitle to subscribe, in total, for a minimum of one (1) and maximum of seven hundred and twenty (720) shares of the Company.

The subscription period for the Stock Options is from April 19, 2004 to April 30, 2004. The Company shall notify in writing the persons, to whom the Stock Options are offered, of the offer to grant Stock Options.

The Stock Options are issued free of charge. The share subscription price for the Stock Options is € 750. The Stock Options will be divided into Stock Options A and B.

The share subscription period with the Stock Options will commence

•	with Stock Options A on December 1, 2005,

•	with Stock Options B on December 1, 2006

The share subscription period will end for all Stock Options on January 31, 2009.

The Terms and Conditions of the Stock Options Issue are attached to this document.

The Company’s registered domicile is Helsinki and its Company business identity code 1033494-4. The visiting address of the Company’s head office and its mailing address is Keilaranta 16, 02150 Espoo, Finland.

CONTENT

1. WHY A STOCK OPTION PLAN	3

2. SUBSCRIPTION INSTRUCTIONS	4

3. TERMS OF THE REMEDIUM STOCK OPTION ISSUE	5

4. QUESTIONS AND ANSWERS	9

5. TAXATION IN BRIEF	12

6. SUBSCRIPTION LIST	14

This document is not an Offering Circular according to the Finnish Securities Markets Act. No securities of the Company have been or are offered to the public, wherefore the Finnish Securities Market Act shall not apply.

The distribution of this material and the offer or sale of the Shares or Stock Options is restricted by law in certain jurisdictions. Persons into whose possession this material may come are required by the Company to inform themselves about and to observe such restrictions. This material may not be used in connection with any offer or solicitation by anyone in any jurisdiction or under any circumstances in which such an offer or solicitation is not authorized or is unlawful. This material does not constitute an offer to sell or a solicitation of an offer to buy any of the Shares or Stock Options in any jurisdiction to any person to whom it is unlawful to make such an offer in such a jurisdiction.

The legislation of certain countries may set stipulations or limitations on investments made abroad. Foreign personnel should contact their own legal advisers to ascertain such regulations. The subscriber Stock Options shall obtain the necessary authorizations or permits.

Stock Options are taxed differently in various countries. This material contains an account of matters concerning taxation in Finland. Concerning their own tax treatment, subscribers should consult with taxation experts in the country where they operate as well as in their home countries.

Stock Options are not part of an employee’s salary or a benefit in kind, nor should they be regarded as such.

1.	WHY A STOCK OPTION PLAN ?

Remedium has been able to achieve a strong market position in northern Europe during the past few years. This is a result of our common effort. Key personnel has been committed to our growth targets and dedicated to work hard to achieve them. However, in the changing markets with the influence of the new EU countries and greater cost constrains within the pharmaceutical industry our challenges will be even more demanding. Thus, we need to ensure that the key personnel will be genuine stakeholders in the company and keep up the high level of motivation to work for the common future.

A Stock Option Plan would not have an incentive function if there would not be a plan for an exit in place. Our explicit plan is to take Remedium to the Stock Market by the end of 2006. This will of course mean that the company must grow both in an organic way and by means of mergers and acquisitions.

I welcome you to share a common future with the present ownership of Remedium.

Espoo April 16, 2004

Kai Lindevall

President and CEO

2.	SUBSCRIPTION INSTRUCTIONS

The subscription period for the Stock Options is from April 19, 2004 to April 30, 2004.

On the back cover of this subscription material you will find the number of Stock Options that are offered to you for subscription. From this material you will find the Terms and Conditions of the Stock Options, information about taxation in Finland as well as the Subscription list.

Main terms and conditions

The total number of Stock Options is a minimum of one (1) and a maximum of seven hundred and twenty (720). Each Stock Option entitles to subscribe for one share. The issued Stock Options entitle to subscribe, in total, for a minimum of one (1) and maximum of seven hundred and twenty (720) shares of the Company.

The Stock Options are issued free of charge.

The share subscription period for the Stock Options will commence

•	with Stock Options A on December 1, 2005,

•	with Stock Options B on December 1, 2006

The share subscription period will end for all Stock Options on January 31, 2009.

The share subscription price for both Stock Options A and B is € 750.

Detailed Terms and Conditions, see Terms and Conditions of Remedium Oy Stock Options.

Taxation in Finland

Employment-based benefit, conferring the right to subscribe for a company’s shares at a lower price than the market value on the basis of the Stock Options constitutes taxable earned income.

Subscription list

The subscription of the Stock Options should be executed by filling out, and signing the subscription list on the back cover of this material.

Please take a copy of the subscription list, fill it out, sign it and deliver it to the Company as instructed.

3.	TERMS OF THE REMEDIUM STOCK OPTION ISSUE

I. TERMS OF THE STOCK OPTION ISSUE

1.	Number of Stock Options

The total number of the Stock Options to be issued shall be a minimum of one and maximum of 720. The issued Stock Options entitle to subscribe, in total, for a minimum of one and maximum of 720 shares of the Company.

2.	Distribution of Stock Options

The Stock Options shall be issued to the management and personnel of the Company and its subsidiaries as decided by the Board of Directors of the Company and to the members of the Board of Directors as decided by the General Meeting of the Company to increase their commitment and motivation for work.

As the shareholders’ pre-emptive right for subscription is being deviated from since the Stock Options are intended to form a part of the Group’s management and employee incentive program, it is considered that there exists a weighty financial reason for deviation.

3.	Subscription of Stock Options

The subscription period for the Stock Options is from April 19, 2004 to April 30, 2004. The Company shall notify in writing the persons, to whom the Stock Options are offered, of the offer to grant Stock Options.

The Stock Options are issued free of charge. The subscription of the Stock Options will be executed as notified by the Board of Directors of the Company.

4.	Stock Options Series

The Stock Options will be marked with letters A or B. Half of the Stock Options will be marked with letter A and other half with letter B.

II. TERMS AND CONDITIONS OF THE SHARE SUBSCRIPTION

1.	Right to Subscribe for New Shares

Each Stock Option entitles its holder to subscribe for one (1) share in the Company. The nominal value of one share is € 1.70. As a result of the subscriptions, the number of shares of the Company may be increased by a maximum of 720 new shares and the share capital of the Company by a maximum of € 1,224.

2.	Share Subscriptions and Payment

The share subscription period with the Stock Options will commence

•	with Stock Options A on December 1, 2005; and

•	with Stock Options B on December 1, 2006.

The share subscription period will end for all Stock Options on January 31, 2009.

The share subscription shall take place at the head office of the Company or in another location to be determined by the Board of Directors. Payment of the subscription shall be effected on the subscription. The Board of Directors will decide on approval of subscriptions.

3.	Share Subscription Price

The share subscription price for the Stock Options is € 750.

4.	Prohibition to Transfer Stock Options and Obligation to Offer Stock Options

The Stock Options may not be transferred to a third party or pledged without consent of the Company. The consent of the Company is given by the Board of Directors.

Should a Stock Option holder cease to be employed by or in the service of the Company or the subsidiary of the Company, such person will be obliged without delay to offer to the Company free of charge all Stock Options. The Board of Directors may for especial reasons admit exemption for this.

5.	Shareholder Rights

Shares shall entitle to dividend, if any, for the financial year in which the subscription takes place. Other shareholder rights shall commence when the increase of the share capital has been entered into the Finnish Trade Register.

6.	Issues of Shares, Convertible Bonds, Bond Loans with Stock Options and Stock Options Before Share Subscription

Should the Company, before the share subscription, increase its share capital through an issue of new shares, convertible bonds, bond loans with Stock Options or Stock Options, a Stock Option holder shall have the same or equal right as a shareholder. Equality is reached in the manner determined by the Board of Directors of the Company by adjusting the amount of shares available for subscription, the subscription price or both.

Should the Company, before the share subscription, increase its share capital by way of a bonus issue, the subscription ratio shall be amended so that the relative proportion of shares available for subscription under the Stock Options of the entire share capital remains unchanged.

If the Stock Option holder upon subscription of the shares is to receive a fraction of a share, the fraction shall be notified by lowering the share subscription price.

7.	Rights of the Holder of the Stock Options in Certain Cases

Should the Company, prior to the subscription for the shares, reduce its share capital, the subscription right of the holder of the Stock Options shall be changed accordingly in the manner set out in the resolution regarding the reduction of the share capital. If reduction is deemed not to have financial impact on the Stock Option holder, the reduction shall not affect the subscription rights pertaining to the Stock Options. Should the Company be placed in liquidation this shall not have an effect on the Stock Option holder’s position.

In the event that the Company merges with another company in whatever form or demerges, the Stock Options will be replaced by new Stock Options issued by the acquiring company entitling to subscribe shares in the acquiring company with corresponding terms and conditions. Alternatively, the Board of Directors of the Company may give the holders of the Stock Options the opportunity to subscribe for the shares prior to the merger or demerger during a period determined by the Board of Directors, after which the right to subscribe will become void. Additionally, the Company has the right to redeem the Stock Options for the market price before merger or demerger. If the Company is the acquiring company, share subscription terms and conditions will not be changed.

Should the Company acquire its own shares, this shall not have an effect on the Stock Option holder’s position.

Should, prior to the commence of share subscription period,

(i)	The shareholder according to the Chapter 14, Section 19 of the Finnish Companies Act have redemption right;

(ii)	The shareholder according to in Chapter 6, Section 6 of the Finnish Securities Market Act have redemption obligation to shares of other shareholders and the Securities Market Act is applied to the Company; or

(iii)	The majority of the companies shares be sold and the Board decides to apply this section the holders of the Stock Options will be given an opportunity to exercise their subscription rights during a period to be determined by the Board of Directors of the Company.

There will be no changes in the subscription terms and conditions in case the Company changes, before the end of the share subscription period with the Stock Options, from a private limited company into a public limited company or from a public limited company into a private limited company.

Should the nominal value of the shares be changed so that the share capital shall remain unchanged, the subscription terms and conditions shall be amended so that the aggregate proportion of the shares to be subscribed for of all the shares in the Company and their aggregate subscription price will remain unchanged.

8.	Dispute Resolution

Disputes arising in relation to these Stock Options shall be settled by arbitration in accordance with the Rules of the Arbitration Board of the Finnish Central Chamber of Commerce. The arbitral tribunal shall be composed of one arbitrator.

9.	Miscellaneous

The Board of Directors shall decide on other aspects related to the subscription of the Stock Options and shares and allocation thereof.

The Stock Options, subscription and grant of them as well as these terms and conditions shall be construed in accordance with and governed by Finnish law. These terms and conditions have been prepared in Finnish and English. In case of any discrepancy between the different texts, the Finnish text shall be decisive.

4.	QUESTIONS AND ANSWERS

What is a Stock Option?

A Stock Option is a subscription right that entitles its holder to subscribe for shares of the issuing Company in the future.

There is no obligation to subscribe for the shares on the basis of Stock Options in the future; an employee may choose not to exercise the Stock Options at all or to sell the Stock Options provided to him/her after Stock Options are freely transferable.

Why is Remedium Oy Offering Stock Options to its Employees?

The Stock Options shall be issued to increase the employee’s commitment and motivation for work.

The value of the Company’s shares is expected to accrue. It is felt that individual employees will contribute to this development through their work. The objective of the Issue is to spur the personnel towards further positive efforts, which will ensure that the shares of Remedium Oy keep appreciating in value.

By subscribing for the Stock Options, employees can directly benefit from the results of their work through an increase in the share value.

Who is Entitled to Participate?

The Stock Options shall be issued to the management and personnel of the Company and its subsidiaries as decided by the Board of Directors of the Company and to the members of the Board of Directors as decided by the General Meeting of the Company.

There is no obligation to subscribe for Stock Options; an employee may choose not to subscribe any Stock Options in this arrangement.

When and How will I be Informed about the Number of Stock Options?

There will be a maximum of 720 Stock Options offered to the personnel. The number of the Stock Options offered to you is given on the back cover of this subscription material.

The Stock Options issued will fall into series A and B.

How Much Do I Pay?

The Stock Options are issued free of charge.

When Do I Subscribe Stock Options?

The subscription period for the Stock Options is from April 19, 2004 to April 30, 2004.

How Do I Subscribe?

The Stock Options will be subscribed by copying and filling out the subscription list from the back cover of this material, signing and returning it by the end of the subscription period, i.e. April 30, 2004 to Remedium Oy, Keilaranta 16, 02150 Espoo, Finland.

What is the Share Subscription Price?

The share subscription price for the Stock Options is € 750

Are there any Risks Involved when Subscribing for Stock Options and Shares with the Stock Options?

As you don’t pay for the Stock Options and there is no obligation to exercise the Stock Options, there is no risk involved when subscribing for the Stock Options.

When subscribing for the shares you have to pay the share subscription price. There is a risk of decrease in the share value.

Remedium Oy has not decided to seek public quoting for the Stock Options or for the shares subscribed for by the Stock Options or make any other arrangement to make the shares liquid. The transfer of the Stock Options is restricted as stipulated in the articles of association of the Company.

Will it be Possible to Change One’s Mind?

No. The subscription is binding.

May I Participate in and Vote at Remedium Oy Shareholder Meetings?

The Stock Options do not give the right to participate in the shareholders meetings.

The Shares will have a voting right after the increase in share capital has been entered in the Trade Register.

What will Happen if I eave the Company?

Should a Stock Option holder cease to be employed by or in the service of the Company or the subsidiary of the Company, such a person will be obliged without delay to offer to the Company free of charge all Stock Options.

How will I be taxed?

Employment-based benefit, conferring the right to subscribe for a company’s shares at a lower price than the market value on the basis of the Stock Options constitutes taxable earned income.

See page 10 for more information about this subject.

How will Remedium Oy use the proceeds?

Remedium Oy has not as yet made any decision concerning the use of the proceeds it will have from the Share subscriptions.

Is it common for a company to offer Stock Options to its employees?

Yes. Many companies, especially in the high technology industry, offer shares or similar instruments to their employees.

Who should I contact if I have further questions?

You should contact Kai Lindevall, Remedium Oy, Keilaranta 16, 02150 Espoo, Finland, Tel + 358 20 751 8110, Fax + 358 20 751 8251.

5.	TAXATION IN BRIEF

The following summary is based on the tax legislation in force and the legal practice prevailing in Finland at the date this document was published. The summary does not deal with tax legislation in other countries. Prospective subscribers should consult their own tax advisers for more detailed information on the subscription and on the tax consequences related to the ownership and sale of Stock Options.

Employee shares and Stock Options

According to Section 66, Paragraph 1 of the Income Tax Act, an employment-based right to subscribe to a company’s shares at a lower price than the market value is a benefit that constitutes employment income. Paragraph 3 of the Section states that an employment-based benefit, conferring the right to subscribe for a company’s shares at a lower price than the market value on the basis of an issue of convertible bonds, bonds with warrants, a Stock Option or some other agreement or commitment equivalent to these, constitutes taxable earned income. These various employment-based rights of subscribing for shares are referred to as “employee Stock Options”. A right to subscribe for shares, other than the employing company’s (for example, shares in another company belonging to the same group), is also considered to be an employee Stock Option, if the right to subscribe is based on an employment relationship.

According to regulations in force at the present time, a benefit obtained on the basis of an employee Stock Option is taxed when the Stock Option is exercised. Subscription for the share or the separate transfer of the Stock Options alone constitutes exercise of an employee Stock Option.

In subscribing for a share on the basis of the Stock Option, the amount of the taxable benefit or employment income is deemed to be the difference between the market value of the share and the subscription price of the share.

The transfer or sale of Stock Options is also equivalent to the exercise of an employee Stock Option. In this case, the sale price of the Stock Options is considered to be employment income for its entire amount and it is taxed as such.

The giving of an employee Stock Option as a gift is not considered to constitute their exercise (transfer); accordingly, when the recipient of the gift subscribes for shares or sells employee Stock Options, the taxation of employment income applies to the original recipient of the Stock Options.

Taxation of capital gains, and other taxes

After the shares are subscribed, they are subject to a normal capital gains tax. The amount of the taxable capital gain is calculated by subtracting the market price at the time of share subscription (price used in taxation at the time of share subscription) from the sale price.

When shares are sold, a so-called assumed acquisition cost is applied to a natural person: 20% of the sale or transfer price is always deductible as the acquisition cost of the share, even if the real acquisition cost is smaller than this. If the shares have been owned for more than 10 years, the assumed acquisition cost is 50%.

If the actual acquisition cost (taxed market price at the time of shares subscription), including the expenses, exceeds the assumed acquisition cost, the actual acquisition cost is used as the acquisition cost deductible from the transfer price, since this leads to smaller taxable capital gain.

Transfer of shares as an inheritance or as a gift is liable to tax in Finland, if the person from whom the inheritance is received and/or the donator or transferee were liable to pay tax in Finland at the moment of death and/or of donation. However, Finland has given up its right to levy tax in certain treaties concerning inheritance and gift taxes.

Transfer tax

Tax is payable on trades conducted outside Helsinki Exchanges, if either party, the seller or the buyer, is liable to pay tax in Finland. As a rule, the responsibility for taxes is borne by the buyer, but if a share is transferred to a foreigner, the tax responsibility exceptionally follows the party responsible for withholding the tax, i. e. in this case the Finnish seller. When both parties are non-resident taxpayers (foreigners), no transfer tax is collected in spite of the fact that the object of the trade is a Finnish security.

Tax credit on dividends

As the avoir fiscal system is applied, a shareholder gaining dividend from a Finnish company is entitled to tax credit on the basis of the divided gained during the tax year the amount of the tax credit being equal to 29/71 of the dividend.

The tax credit is generally not available to shareholders that are non-resident taxpayers (foreigners). If, however, a tax treaty concluded by Finland contains provisions on the grant of tax credit, tax credit may be granted, either in part or in full, to a shareholder residing abroad.

However, dividends paid by company not quoted in the stock exchange and exceeding 13.5% of the mathematical value of the share stipulated in Wealth Tax Act will be taxed as earned income.

Withholding tax on dividends

In Finland, non-resident taxpayers are liable to pay with holding tax in Finland on dividends paid to abroad by Finnish companies. If the dividends are paid to a state with which Finland has not concluded a tax treaty, the withholding tax is 29 per cent. Finland and several countries have concluded tax treaties according to which the tax withheld from dividends paid abroad to persons mentioned in the treaty and entitled to dividends is lower than the 29 per cent.

[Name

Address

City, postal code]

6.	SUBSCRIPTION LIST

You have been reserved the right to subscribe for [ ] Stock Options in Remedium Oy, as an incentive plan for the management and personnel. The Terms and Conditions can be found from this subscription material, see section “Terms of Remedium Oy Stock Option issue”.

The subscription place of the Stock Options is the head office of the Company. In order to subscribe for the Stock Options you have to copy and fill out this subscription list, sign and return it to the subscription place by the end of the subscription period, i.e April 30, 2004.

The offer is based on the decision by the Extraordinary General Meeting held on March 15, 2004. Copies of the decision, the Articles of Association of Remedium Oy, as well as documents referred to in Chapter 4, Section 7, paragraph 1 of the Finnish Companies Act, are available in the office of the Company.

Subscription period: From April 19, 2004 to April 30, 2004.

I will subscribe                      units of Remedium Oy B Stock Options.

I am familiar with the terms and conditions of the Remedium Oy directed Stock Option issue.

By signing this subscription I acknowledge that I have read and understand fully the terms and conditions of the Stock Options.

	,	April , 2004
(Place and Time)

(Signature)		(Telephone number and e-mail)

Return to:	Remedium Oy
Kai Lindevall Keilaranta 16 02150 Espoo, Finland